Filed by ironSource Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thoma Bravo Advantage

Commission File No.: 001-39889

Date: April 28, 2021

ironSource On Telcos, Why It Chose The SPAC Route To IPO And The Hotness That Is Mobile Gaming

By Allison Schiff

April 28, 2021, 10:44 a.m. EST

ironSource is 2021 in a nutshell.

It’s a mobile ad tech provider founded more than ten years ago, with a multibillion valuation that’s on the cusp of going public via a special purpose acquisition company by merging with a private equity firm.

The SPAC in question is led by Thoma Bravo, whose blank check company is combining with ironSource to bring the latter public in a deal worth $11.1 billion. The merger was announced in late March.

Thoma Bravo has a portfolio bursting with software companies. During the past week alone, it closed a $10.2 billion acquisition of property and real estate management company RealPage and dropped $12.3 billion to buy security software vendor Proofpoint.

Initially, ironSource was “fully locked in” on going the traditional IPO route, said Omer Kaplan, CRO and co-founder of ironSource and head of its Sonic division, which houses a suite of publishing, user acquisition and monetization tools for apps.

“We weren’t thinking SPAC at the beginning, but then we were introduced to Thoma Bravo by one of our investors and we started to realize how much stronger we could be together,” Kaplan said. “They can help us consolidate the market while we keep building a true software company.”

As ironSource prepares to IPO, AdExchanger spoke with Kaplan and Arnon Harish, president and co-founder of ironSource and head of its Aura division, which offers engagement tools specifically for telcos and OEMs.

On why now is the right time to go public.

OMER KAPLAN: We’ve been acting like a public company for several years now. What’s been happening in the market actually really started a few years ago and now everyone is seeing the massive growth in mobile gaming.

Investors understand that platforms are part of what’s enabling this growth. Almost simultaneously, we saw Silverlake Partners invest in Unity, KKR invest in AppLovin and CVC invest in us.

ARNON HARISH: We’re also seeing that consolidation in the market is one of the things that’s fueling overall growth, and it’s also a part of our own growth strategy. Being a public company helps us expedite that strategy.

On why COVID-19 isn’t the only reason mobile gaming is white hot right now.

KAPLAN: COVID expedited a trend that had already started. Even three years ago, gaming was considered more of a niche category. Then we started to see the emergence of casual and hypercasual games that weren’t just for “gamers.” COVID just took it to the next level.

HARISH: It’s also about the computing power of phones. Today, phones are like true gaming machines. They can run games that until 10 years ago were only possible on PCs and hardcore game gear, like PlayStation.

On the nature of investor exuberance.

KAPLAN: We raised $1.5 billion, and our PIPE [private investments in public equity] was oversubscribed. I believe that the demand was there because investors really do understand our business and the potential for even more growth. I hope more people start to understand it.

HARISH: Several of our investors have also invested in some of our game developer customers, so they’re also getting real feedback on our solutions.

On the long-term growth vision.

KAPLAN: I can’t make forward-looking statements, but I can say that although everyone likes to compare us to AppLovin and Unity, our vision is to build the most comprehensive business platform we can for games and a central distribution channel for app developers, including on-device inventory.

We have a robust analytics product for monetization management and growth through our acquisition of Soomla [in January], and we have a creative management solution through our acquisition of Luna Labs [in February]. We’ve productized publishing so that independent developers can use our platform and we’ve expanded our offering for telcos.

We’ll continue growing through M&A and creating additional products to support our two key app economy constituents: game developers and telcos.

On why telcos are a major focus.

HARISH: One of the reasons we came into that space is because every mobile user in the world is connected to the internet through a telco. There is no other way to connect when you’re roaming outside of your home without WiFi, which gives telcos a massive value proposition.

Telcos have tried many things, like preloading applications on devices, but they’ve been aware for a very long time that they need to do better. We built a platform to help telcos engage with users throughout their lifecycle and participate in the app economy while also promoting branded solutions and services, like device trade-ins and device protection insurance.

Basically, we want to be a one-stop-shop solution for telcos to help them do more outside of the app store and on-device while also helping with their overall digital transformation. And we do it on a rev share model, like we do with our app developers.

That removes the friction, so that when they win, we win.

This interview has been edited and condensed.

Additional Information and Where to Find It

This communication relates to a proposed transaction between ironSource and Thoma Bravo Advantage. This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Thoma Bravo Advantage, ironSource, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, ironSource has filed a registration statement on Form F-4 with the SEC, which includes a proxy statement of Thoma Bravo Advantage in connection with Thoma Bravo Advantage’s solicitation of proxies for the vote by Thoma Bravo Advantage’s shareholders with respect to the proposed transaction and a prospectus of ironSource. Thoma Bravo Advantage also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ironSource and Thoma Bravo Advantage through the website maintained by the SEC at sec.report. In addition, the documents filed by ironSource may be obtained free of charge from ironSource’s website at http://www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by Thoma Bravo Advantage may be obtained free of charge from Thoma Bravo Advantage’s website at http://www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in Solicitation

ironSource and Thoma Bravo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Thoma Bravo’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (“ironSource”). All statements other than statements of historical facts contained in this communication, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals; (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction; (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange; (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv) failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at sec.report, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.